Management's Discussion & Analysis of Operating Results & Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis (MD&A) contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2004 for additional details regarding risks affecting the business.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles (GAAP). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

All financial references in this document exclude the discontinued generic radiopharmaceutical and US Laboratory operations, and therefore reflect our continuing operations, unless otherwise noted. The results for prior periods have been restated to conform to this presentation.

Overview

Revenue for the second quarter of fiscal 2005 is down marginally over the same period last year, taking into account the discontinuation of our US laboratories business. For the second quarter, the average rate of exchange between the Canadian and US dollars was $1.23 compared to $1.34 last year and our effective translation rate on revenues was $1.33 versus $1.42, taking into account the impact of our hedging program. The declining US dollar, combined with the reduced protection afforded by our hedge portfolio, resulted in a drop in revenues of $12 million. Adjusting for this, revenue growth was 3%.

Operating income for the quarter was $39 million, an increase of $36 million over the same period last year. Excluding the impact of MDS Proteomics (subsequently renamed Protana) and unusual items on operating income for the second quarter last year, operating income is down $27 million, or 42%. As the majority of our costs are denominated in Canadian dollars, we continue to be affected by the drop in the US dollar, which in this quarter had an impact on operating income of $4 million across our Life Sciences segment.

Despite the significant impact of currency conversion on our results, we recorded earnings per share of $0.21 for the quarter, including a $0.01 gain on discontinued operations resulting from a contract settlement pertaining to the exit of our US laboratory business. Earnings per share from continuing operations before the impact of MDS Proteomics and unusual items was $0.20 for the quarter, compared to $0.24 last year. The US dollar decline accounts for $0.02 of the drop compared to 2004.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results	Second Quarter				Six Months
	2005	2004	Change	2005	2004	Change
Revenues	$440	$441	-	$883	$872	1%
Operating Income	$39	$3	1200%	$88	$64	38%
Basic earnings per share	$0.21	$(0.25)	184%	$0.42	$(0.05)	940%

Details of items affecting the period-to-period comparability of operating income and earnings per share are provided in the following tables.

			Second Quarter		Six Months
			2005	2004	2005	2004
Operating income from continuing operations before MDS Proteomics and other items			$38	$65	$88	$137

MDS Proteomics	-	Operations	-	(10)	-	(21)
	-	Writedown of goodwill and other assets	-	(63)	-	(63)

Operating income from continuing operations, before other items			38	(8)	88	53
Restructuring			1	(6)	-	(6)
Patent settlement			-	14	-	14
Gain on sale of businesses and other			-	3	-	3
Operating income			$39	$3	$88	$64

	Second Quarter		Six Months
	2005	2004	2005	2004
Earnings per share (EPS) from continuing operations before MDS Proteomics and other items	$0.20	$0.24	$0.41	$0.54
MDS Proteomics	-	(0.46)	-	(0.54)
EPS from continuing operations before other items	0.20	(0.22)	0.41	-
Restructuring	-	(0.02)	-	(0.02)
Patent settlement	-	0.06	-	0.06
Gain on sale of businesses and other	-	0.02	-	0.02
EPS from continuing operations	$0.20	$(0.16)	$0.41	$0.06
Discontinued operations	0.01	(0.09)	0.01	(0.11)
	$0.21	$(0.25)	$0.42	$(0.05)

Segment results

Second Quarter			2005			2004
	Revenues	Operating Income	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$283	$22	8%	$286	$57	20%
Health	157	17	11%	155	19	12%
	440	39	9%	441	76	17%
Proteomics	-	-	-	-	(73)	n/m
	$440	$39	9%	$441	$3	-

n/m = not meaningful

Six Months			2005			2004
	Revenues	Operating Income	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$576	$57	10%	$571	$114	20%
Health	307	31	10%	301	34	11%
	883	88	10%	872	148	17%
Proteomics	-	-	-	-	(84)	n/m
	$883	$88	10%	$872	$64	7%

Life Sciences

Review of operations - Revenues from Life Sciences businesses for the quarter were:

Second Quarter	2005	2004	Change
Early-stage research	$90	$92	(2%)
Late-stage research	53	39	36%
Pharmaceutical research services	143	131	9%
Gamma sterilization	17	21	(19%)
Nuclear medicine	48	56	(14%)
Therapy systems	10	8	25%
Isotopes	75	85	(12%)
Analytical instruments	65	70	(7%)
	$283	$286	(1%)

During the quarter, we realized 9% revenue growth in pharmaceutical research services, led by a 36% increase in late-stage research. The increase in late-stage research is a result of significant trials awarded late in fiscal 2004. Within late-stage research, revenue increased in central laboratory services by 60%, and by 20% in global clinical development when compared to last year. In early-stage businesses, early clinical research experienced an 8% increase in revenue and toxicology showed strong performance with an 18% increase in revenue compared to the prior year. Offsetting the growth in early clinical research was a 23% decrease in bioanalysis compared to the prior year, leading to an overall drop of 2% for the early stage business. Adjusted for the effect in the US dollar, revenue growth from pharmaceutical research services was 14%.

We continued to experience challenges this quarter in early-stage research as a result of the ongoing review activities related to bioequivalence studies and stemming from the Food and Drug Administration (FDA) review. Additional review resources and project managers were allocated to the project in the quarter to expedite the review process at our Montreal bioanalytical facility. During the quarter, we completed the detailed scoping and project plan for the reviews. We remain on track to complete all reviews within the one-year timeframe agreed to with the FDA. As of quarter-end, we have 35 dedicated internal staff on this review and have engaged two consulting firms to assist in the execution of our plan. Costs related to this review are reflected as an operating cost in the quarter.

Subsequent to quarter-end, we announced that we will realign the operating structure of our Canadian bioanalytical laboratories to enhance operating processes and to be more responsive to customer needs. This initiative will result in greater efficiencies, including more predictable workflow and the flexibility to integrate new projects more rapidly. Approximately 80 positions will be eliminated following the implementation of these changes. We expect to recognize restructuring charges of approximately $2 million in the third quarter, which consist mainly of termination-related employee severance and benefit costs.

We will continue to execute on identified opportunities within MDS Pharma Services to improve our operational plans and strategies to provide sustainable growth in revenues and operating income over the long term.

Our overall average pharmaceutical research backlog softened slightly in the quarter; however, the backlog is 15% higher than last year. Our early-stage research business average backlog has slipped about 6% compared to last year, while late-stage research has grown about 23% versus the prior year. Reduced backlog in our early-stage business continues to be affected by reduced opportunities to bid on proposals in the bioanalytical area. Late-stage backlog growth was offset this quarter by the loss of a material pharmaceutical contract in North American global clinical development.

Average Backlog	[millions of US dollars]
Fiscal 2004 - Quarter 1	$ 240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 - Quarter 1	315
Quarter 2	305

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and to reduce the volatility that would result from converting the measure to Canadian dollars.

Overall, revenue in the Isotope business is down 12% compared to the prior year, due mainly to the impact of foreign currency on our medical isotopes business and lower shipments of cobalt-60. Therapy systems benefited from strong shipments of self-contained irradiator units this quarter.

Within analytical instruments, sales of the triple quad products showed continued strength; however, sales of our Elan™ products were down versus last year as a result of a slow semiconductor market and high shipment levels in the second quarter last year as we cleared backlog. The strong performance of the high-end QTRAP 4000 product line continued, but shipments were lower than prior year when a significant backlog of orders were shipped as manufacturing came up to full speed. For the quarter, overall customer shipments in analytical instruments were down slightly, reflecting some developing weakness in the general pharmaceutical market.

We introduced the API 5000 late in the first quarter and have seen high demonstration lab activity with successful customer acceptance of performance, and strong early sales this quarter. The MDS Sciex partnership with Applied Biosystems launched the new 3200 Q TRAP® and API 3200™, which extend the unique capabilities of the API 4000™, late in the second quarter. These mass spectrometers will be used to analyze products in applied markets such as the food and beverage, environmental, forensic, clinical research and pharmaceutical industries. In May, the partnership introduced the 4800 MALDI TOF/TOF, the first new product launch since MDS acquired a 50% interest in this business last year.

Construction of our new facility in Singapore remains on track and we have begun to hire staff. The facility is scheduled to be fully operational later this year. The first product to be manufactured at the new facility will be the powerful, cellular assay system called CellKey™ (previously known by our project name, MiWave).

Operating income for the Life Sciences segment was $22 million at a margin of 8%, down from $57 million and 20% respectively in the prior year. The decreased effectiveness of our US dollar hedges resulted in a $4 million reduction in operating income and contributed to of the decrease in operating margin. Other factors affecting the year-over-year comparison included: lower shipments of analytical instruments; investment in new products; weakness in the bioanalysis business; higher expenses in North American late-stage for staff and recruiting; and unusually high shipments of colbalt-60 in the second quarter last year.

Capital expenditures - Net purchases of capital assets in Life Sciences amounted to $21 million for the quarter compared to $25 million last year.

Included in capital expenditures for the quarter is $6 million relating to the MAPLE facility. Of this amount, $2 million represented capitalized interest costs.

Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs for MAPLE are the subject of a dispute with Atomic Energy of Canada Limited (AECL). A mediator has been appointed and an agreement to seek a mediated resolution has been reached between the Company and AECL. We presented our statement of position to AECL in March and received a response from AECL on June 1, 2005. Mediation proceedings are scheduled to be completed in the fall. AECL is continuing to develop their plan to resolve the power coefficient issue. This requires approval from the regulator to restart the reactor and perform power coefficient tests. At this time, we do not have sufficient information to reasonably determine the timing of the start of commercial production in the new facilities.

We depend on the Nuclear Research Universal (NRU) reactor operated by AECL for the supply of the majority of our reactor isotopes. We continue to receive a reliable supply from NRU and AECL is currently involved in an Environmental Assessment Screening to support their proposal to the Canadian Nuclear Safety Commission (CNSC) to extend the NRU operating license beyond December 31, 2005.

In support of our strategy to expand our radiopharmaceutical service business, we finalized a three-year research collaboration agreement in May with Macrocyclics, a Texas-based research company specializing in chelate and linker chemistry. The objective of this collaboration is to find innovative compounds for use in drug discovery, development and targeted therapies.

Segment outlook - We will continue to be challenged by the weak US dollar this year and will be affected more so in 2006 as our hedge protection is diminished. This is coming at a time when there is growing evidence of softening demand in certain segments of the life sciences industry. Countering this, we have introduced four new analytical instruments thus far this year and expect a formal launch of our CellKey™ instrument later this year.

Despite a significant slowdown in our bioanalytical business tied to the FDA review, we continue to see good growth prospects in early clinical research and drug safety. Furthermore, sales in late-stage pharmaceutical services remain healthy and our backlog is strong. We have retained staff in our North American late-stage operations to ensure that we can implement the projects currently in backlog and expect to see the benefits of this in future quarters as recent contract wins convert to billable revenue.

We expect the review of bioequivalence projects in Montreal to continue over the balance of this year and spending in future quarters will increase. Our recently announced restructuring of our bioanalytical facility will improve our flexibility and profitability in future quarters and we are looking for additional performance enhancing opportunities across the entire pharmaceutical research services business.

Health

Review of operations - Revenues from Health businesses in the quarter were:

Second Quarter	2005	2004	Change
Diagnostics	$103	$106	(3%)
Distribution	54	49	10%
	$157	$155	1%

The decrease in revenues is attributed to the impact of the British Columbia (BC) fee reduction, which came into effect in July 2004. Despite the fee cut, patient volume in BC continued to show positive growth in the quarter, leading to better than expected results in that market.

The existing agreement with the Ontario Ministry of Health expired on March 31, 2005 and negotiations between the Ministry and the Ontario Association of Medical Laboratories are underway. We will continue to bill under the old agreement until a new agreement is negotiated. In the quarter, and drawing on our extensive hospital service experience, we obtained a multi-year contract to provide reference-testing services to a partnership of six hospitals in eastern Ontario.

Distribution continued to deliver modest revenue growth in the quarter, up 10% compared to the prior year quarter. The increase in revenues is directly related to volume. March revenue was unusually strong this year, which is mainly attributed to hospitals spending prior to their fiscal year-ends.

Operating income for the segment was $17 million at a margin of 11%, down from $19 million and 12% respectively in the prior year. The slight decrease in operating income is a result of the BC fee reduction.

Capital expenditures - Health businesses purchased $3 million of capital assets during the quarter compared to $1 million for the quarter last year.

Segment outlook - Contract negotiations have begun in Ontario but it is too early to draw any conclusions about new fee agreements. In BC, while the July 2004 fee agreement with the Ministry of Health has lapsed, we continue to be subject to the master agreement between the BC Medical Association and the Ministry and currently have no reason to expect significant change to the fee structure in the province over the balance of this year. Nonetheless, revenue and operating income growth in this segment will be modest.

Corporate

The Company's reported income tax rate for this quarter was 23%. Included in the income tax provision is the impact from a pollution control claim approved in Ontario in the amount of $2 million.

For the quarter, selling, general and administration expenses (SG&A) were $90 million compared to $81 million last year. Spending on SG&A is up from last year at 20% of revenues. SG&A includes a $10 million increased level of investment in various change initiatives, including work on our common business system (CBS) and our evolution towards a shared-services approach for support services.

Research and development expenses for the quarter were $10 million, which was a slight decrease from $11 million in the prior year.

During the quarter, we utilized $6 million of our restructuring reserve to fund certain retirement obligations and severance paid related to senior management reductions. We will continue to review cost reduction initiatives in order to ensure that our long-term competitive position remains strong.

Investment in change

Investment in change includes the implementation costs of a common business system based on an Oracle platform and improvements to our information technology infrastructure.

	Total	Capitalized	Expensed
Total incurred to 2004	$39	$33	$6
Q1 2005	7	5	2
Q2 2005	6	5	1
Total	$52	$43	$9

To date, we have invested $52 million and our current expectation is that we have a remaining investment of $68 million to successfully complete our initiatives. By May 1, 2005, we had completed the implementation of the new system for our Isotopes and Diagnostic businesses along with our Corporate and Enterprise Services operations. Currently, nearly 50% of our staff are on the new platform.

Discontinued operations

We expect to complete the sale of our interest in the South Florida laboratory partnership during the third quarter. Revenue from this business during the quarter was $10 million and it is reported within discontinued operations.

Income from discontinued operations includes the operations of our South Florida partnership, along with a payment related to a favourable outcome in the resolution of contract issues related to the exit of another US laboratory.

Liquidity and capital resources

Our cash position at April 30, 2005 was $298 million, up 3% from $288 million at January 31, 2005. Operating working capital was $158 million, an increase of $11 million from January, due primarily to a reduction in accounts payable.

Cash flow from operating activities before non-cash working capital balances for the quarter was $43 million, compared to an inflow of $53 million in the second quarter last year.

Cash used for investing activities was $27 million in the quarter for both years, which reflects the Company's continuing commitment to maintain and renew its asset base and invest for growth.

Cash flows used in financing activities was $8 million compared to $13 million in prior year and includes $5 million used to purchase for cancellation 276,100 common shares pursuant to our Normal Course Issuer Bid (NCIB). We expect to renew this bid when it expires in June 2005.

The Company has a $225 million of committed revolving credit facility which was undrawn at April 30, 2005. We are currently negotiating improved terms and tenure for this agreement.

The weighted average interest rate on fixed long-term debt was 5.82% and the weighted average term to maturity is 6 years.

Subsequent to quarter-end, the Company announced plans to spend $16 million over the next twelve months on two expansions within MDS Pharma Services. A 40,000 square-foot expansion at our drug safety assessment facility in Lyon, France will result in a capacity increase of 30% and the expansion in our New Orleans clinical pharmacology unit will result in an additional 52 Phase I patient beds. At quarter end, the expansion in the Lyon facility has resulted in a $10 million contractual obligation related to construction costs.

Financial instruments

We use derivative financial instruments to manage foreign currency and interest rate exposure. These instruments consist of forward foreign exchange and option contracts and interest-rate swap agreements. All derivative instrument contracts are with banks listed on Schedule I to the Bank Act (Canada) and the Company utilizes financial information provided by certain Schedule I banks to determine the fair market values of the financial instruments.

At quarter-end, the mark-to-market value of all derivative instruments was $14 million ($18 million - 2004).

Quarterly highlights

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP.

(Millions except EPS)
	Fiscal 2005		Fiscal 2004				Fiscal 2003
	Apr	Jan	Oct	July	Apr	Jan	Oct	July
Net revenues	$440	$443	$445	$447	$441	$431	$419	$426
Operating income	39	49	14	71	3	61	32	65
Income from continuing operations	27	31	7	51	(24)	32	22	35
Net income	30	30	9	50	(36)	28	(4)	33
Earnings per share from continuing operations
Basic	$0.20	$0.21	$0.05	$0.36	($0.16)	$0.22	$0.15	$0.25
Diluted	$0.19	$0.21	$0.05	$0.36	($0.16)	$0.21	$0.15	$0.25
Earnings per share
Basic	$0.21	$0.21	$0.06	$0.35	$(0.25)	$0.20	$(0.03)	$0.23
Diluted	$0.21	$0.21	$0.06	$0.35	$(0.25)	$0.20	$(0.03)	$0.23

Our businesses experience only limited seasonality, however the results from MDS Proteomics (subsequently renamed Protana) and other items have impacted the level of net income in several quarters.

Outlook

Managing the impact of currency fluctuation and the investment we are making in change remain key priorities for management. We are pleased with the progress made to date in implementing our Oracle financial system, although much more work is required before all of MDS is on the new system. During 2005, we will begin to realize some of the efficiencies that the new system will enable and we remain committed to aligning our operations to achieve the maximum benefit. Costs associated with these efforts will be higher than the benefits this year and until we are able to fully implement the process efficiencies enabled by the new systems in future periods.

Impacted as it is by the US dollar, our revenue growth rate will be modest over the balance of the year. While we have been unable to duplicate the results posted in the prior year, we remain slightly ahead of our expectations thus far this year. We are focused on rebuilding momentum in all of our businesses over the balance of this year. We are also focused on ensuring that all businesses are able to improve on the returns that are currently being generated.

Changes in accounting standards

The CICA issued section 1530 of the CICA Handbook, "Comprehensive Income". This section is effective for annual and interim periods beginning on or after October 1, 2006. It establishes standards for the reporting and display of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income.

The CICA issued section 3855 of the CICA Handbook, "Financial Instruments - Recognition and Measurement". The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

The CICA issued section 3865 of the CICA Handbook, "Hedges". The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied.

These new standards regarding recognition and measurement of financial instruments, hedging and comprehensive income have been created to harmonize with the generally accepted accounting principles already in use in the United States (U.S. GAAP). These new standards have to be adopted by the Company at the latest for the period beginning November 1, 2006, but early adoption is accepted.

We are presently evaluating the impact of these new standards on our financial position and results of operation.